James M. Forbes T +1 617 235 4765 james.forbes@ropesgray.com

June 23, 2021

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Samantha Brutlag

Re:     GMO Trust (File Nos. 002-98772 and 811-04347) (the “Registrant”)

Ladies and Gentlemen:

On June 14, 2021, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to James Forbes and Elizabeth Madsen of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 219 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 267 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) relating to 29 series of the Registrant (the “Funds”), and filed with the SEC on April 30, 2021 (the “485(a) Amendment”). Responses to the comments are set forth below. These responses will be reflected in Post-Effective Amendment No. 220 under the Securities Act and Amendment No. 268 under the Investment Company Act to the Registration Statement, to be filed with the Commission on or around June 30, 2021 (the “485(b) Amendment”). Please note that, as discussed with the Staff Reviewer, we have provided collective responses to numerous global comments that were applicable to multiple Funds. Defined terms used but not defined herein shall have the meanings given to them in the 485(b) Amendment.

1.	Please provide the Staff with each Fund’s completed annual fund operating expenses table, expense example, and performance information at least one week prior to the effective date of the Registration Statement.

Response: The requested information was provided to the Staff Reviewer via electronic mail on June 23, 2021.

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2.	The Staff notes that certain Funds’ “Principal investment strategies” disclosure in the Fund Summary section of the Prospectus indicates that, in selecting investments for the Fund, Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) may consider, among other factors, environmental, social, and governance (“ESG”) criteria. For each of those Funds, please disclose one or more examples of the criteria that GMO may use with respect to each ESG category. Please also disclose if GMO does not consider criteria in each ESG category with respect to a particular Fund.

Response: The Registrant notes that the “Additional Information about the Funds’ Investment Strategies, Risks, and Expenses—ESG Considerations” section of the Prospectus will be revised in the 485(b) Amendment as follows to add disclosure providing examples of the criteria that GMO may use with respect to each ESG category:

ESG Considerations. As described in the applicable Fund Summaries, GMO incorporates ESG (environmental, social, and governance) criteria into its investment process for some of the Funds. For those Funds, GMO’s investment process seeks to identify material ESG-related risks for each investment, with certain exceptions (such as cash and cash-like investments and derivatives). For example, in considering an investment in a particular company, GMO may consider: (1) environmental factors such as the company’s carbon emissions and waste; (2) social factors such as the company’s supply chain labor standards; and (3) governance factors such as the company’s merger/acquisition activity and dilution of minority shareholders. The foregoing examples are provided solely to illustrate the types of ESG criteria GMO investment teams may consider in evaluating an investment. ESG criteria are some of the many factors that GMO considers in making investment decisions. Evaluation of ESG criteria with respect to a country or an issuer may include criteria from a number of sources, including but not limited to third-party and proprietary ESG data/ratings, a company’s public SEC filings, news and articles in the press, litigation-related information and statements from company executives. The weight that ESG criteria are given, overall or individually, for a particular investment decision is dependent upon GMO’s assessment of their materiality and relevance to that investment decision. GMO considers ESG criteria as part of its investment process for the purpose of identifying risks and maximizing risk-adjusted returns. The consideration of ESG criteria as part of a Fund’s investment process does not mean that the Fund pursues a specific “ESG” investment strategy, and, depending on the Fund, GMO may sometimes make investment decisions that are not based on ESG criteria.

The Registrant confirms that, where GMO incorporates ESG criteria into its investment process for a Fund, GMO considers criteria relating to each ESG category, although, as noted above, the weight that ESG criteria are given, overall or individually, for a particular investment decision is dependent upon GMO’s assessment of their materiality and relevance to that investment decision.

3.	In light of the names of GMO Climate Change Fund and GMO Resources Fund and the description of their principal investment strategies, please address the ESG-related topics below with respect to each Fund. Although the Staff recognizes that many of these topics are already addressed in the section “Additional Information about the Funds’ Investment Strategies, Risks, and Expenses—ESG Considerations” of the Prospectus, the Staff believes

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it would be appropriate to include them in the Fund Summary section for each of GMO Climate Change Fund and GMO Resources Fund.
a.	Clarify whether GMO selects investments for the Fund by reference to (i) an ESG index; (ii) a third-party ESG rating organization; (iii) a proprietary screen for ESG factors that GMO has created (and if so, identify the factors the screen applies); or (iv) any combination of those methods;
b.	Describe how GMO performs diligence in applying ESG criteria to Fund investments (e.g., does GMO perform its own independent analysis or does it rely exclusively on third-party screens); and
c.	Clarify whether ESG criteria are applied to all Fund investments or only some of those investments.

Response: With respect to Comments 3(a), (b) and (c), the Registrant notes that the main objective of each Fund’s approach to integrating ESG considerations into its investment process is to identify tail risk factors arising from a company’s ESG factors, and to understand how such risk factors might affect a company and its performance. Evaluation of ESG criteria for these Funds draws on internal GMO analysis and research, third-party data/ratings such as MSCI and public sources of information such as SEC filings, legal filings and statements by company executives. As noted above, ESG factors are some of the many factors that GMO considers in respect of each Fund, and ESG factors are neither exclusive nor primary factors driving investment decisions for the Funds. In addition, the weight that ESG factors are given in a particular investment decision is dependent upon the portfolio management team’s assessment of their materiality and relevance to that investment decision. For example, an identified ESG risk with respect to a particular company may be unlikely to materialize, and a Fund’s portfolio management team could determine that other fundamental factors significantly outweigh an identified ESG risk.

The Registrant notes that disclosure consistent with the Registrant’s responses above was included in the “Additional Information about the Funds’ Investment Strategies, Risks, and Expenses—ESG Considerations” section of the Prospectus in the 485(a) Amendment and that a revised version of that disclosure, in the form provided in the Registrant’s response to Comment #2 above, will be included in the 485(b) Amendment.

The Registrant believes that its disclosure regarding ESG in the Fund Summary section for each Fund is appropriate given the role of ESG criteria in GMO’s investment process. The Registrant notes that adding the requested ESG-specific disclosure could potentially confuse investors by suggesting ESG criteria play a more significant role in the Funds’ investment processes than is actually the case and/or that GMO seeks to achieve ESG-related goals as part of the Fund’s investment objective (which is not the case). Given this, the Registrant respectfully declines to include the requested disclosure in either Fund’s Fund Summary.

4.	Please consider, in light of Comment #3 above, whether it would be appropriate to include an ESG-specific risk factor for GMO Climate Change Fund and GMO Resources Fund. This risk factor could address, for example, the risk that ESG considerations may be linked to long-term rather than short-term returns, the risk that the Funds’ ESG criteria may cause the Fund to forgo some market opportunities that are available to funds that do not use ESG criteria,

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and the risk that ESG-related data or reporting may be incorrect or incomplete. If determined not to be appropriate, please explain why not.

Response: The Registrant notes that, as stated above, ESG criteria are just some of many inputs to the investment process. As such, and consistent with the Registrant’s response to Comment #3, the Registrant believes that adding ESG-specific risk factor as a principal risk of investing in the Funds could potentially confuse investors by suggesting ESG criteria play a more significant role in the Fund’s investment process than is actually the case and/or that GMO seeks to achieve ESG-related goals as part of the Fund’s investment objective (which is not the case). Given this, the Registrant respectfully declines to add the requested ESG-related risk disclosures.

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Very truly yours,

/s/ James M. Forbes

James M. Forbes

cc:	Jonathan Feigelson, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC
Thomas R. Hiller, Esq., Ropes & Gray LLP